SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the period ended March 31, 2006

Aurelia Energy N.V.

(Translation of registrant’s name into English)

Landhuis Joonchi
Kaya Richard J. Beaujon z/n
Curaçao, Netherlands Antilles

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not Applicable.

Aurelia Energy N.V.
Quarterly Report
For period ended March 31, 2006
Dated May 19, 2006

INTRODUCTION

We prepare this Quarterly Report as an update of our Annual Report, with a focus on the current reporting period. As such, the Quarterly Report should be read in conjunction with the Annual Report, which includes detailed analysis of our operations and activities.

CERTAIN DEFINITIONS

We have prepared this report using a number of conventions, which you should consider when reading the information contained herein. When we use the terms “we”, “us”, “our” and words of similar import or “the Company”, we are referring to Aurelia Energy N.V., itself, or to Aurelia Energy N.V. and its consolidated subsidiaries, as the context requires.

References to “dollars”, “U.S. dollars” and “U.S.$” are to the currency of the United States, references to “euro” and “€” are to the common currency of the member states of the European Union that have adopted the euro as their lawful currency under the legislation of the European Union relating to the Economic and Monetary Union and references to “£” and “sterling” are to the currency of the United Kingdom. In this report, we have translated certain euro amounts into U.S. dollars at exchange rates of €1.00 to U.S.$1.1845 and €1.00 to U.S.$1.21020, which were the noon buying rates in New York City for cable transfers in those currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2005 and March 31, 2006, respectively, and we have translated certain sterling amounts into U.S. dollars at exchange rates of £1.00 to U.S.$1.7204 and £1.00 to U.S.$1.73904, which were the noon buying rates in New York City for cable transfers in those foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2005 and March 31, 2006, respectively. You should not construe these translations as representations that the euro or sterling amounts actually represent such U.S. dollar amounts or that we could convert these amounts into U.S. dollars at the rates indicated. On May 19, 2006 the applicable noon buying rates were €1.00 to U.S.$1.2750 and £1.00 to U.S.$1.8755.

FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements within the meaning of, and which have been made pursuant to, the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this report, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets where we participate or are seeking to participate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “anticipate”, “seek” or similar expressions or the negative thereof, are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond our control, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we will operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

•       the level of oil reserves contained in the oil fields on which we operate our FPSOs and the performance of those fields in general;

•       levels of capital expenditures by the oil industry on offshore exploration and production activities;

•       our future capital needs and our ability generally to finance the expansion of our business;

•       our ability to enter into new service agreements for our FPSOs, upon the termination of their existing service agreements;

•       the outcome of our discussions with tax authorities with respect to our internal restructuring and our 1997, 1998, 1999 and 2000 tax years;

•       our ability to manage currency risks;

•       our ability to comply with existing or newly implemented environmental regimes in the countries in which we operate;

•       our ability to obtain, maintain and renew the permits and other governmental authorizations required to conduct our operations;

•       our liability for violations, known and unknown, under environmental laws;

•       our ability to complete existing and future projects on schedule and within budget;

•       our ability to comply with health and safety regulations at our facilities;

•       our ability to remain competitive and profitable;

•       the performance of oil companies to whom we contract our FPSOs;

•       the efficacy of modifications and repairs to our FPSOs;

•       our ability to compete in a competitive and changing marketplace;

•       our losses from operational hazards and uninsured risks;

•       our ability to minimize the downtime of FPSOs during periods of repair, maintenance, inclement weather and turnarounds;

•       our ability to protect our know-how and intellectual property;

•       the adverse impact of strikes, lock-outs and other industrial actions;

•       the possible extensions of our service agreements and certain of our material contracts;

•       our ability to tie-back additional oil fields that neighbor the oil fields on which our FPSOs operate; and

•       limitations on our operational flexibility arising under agreements governing our debt.

These forward-looking statements speak only as of the date of this report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Aurelia Energy N.V.
Unaudited Interim Condensed Consolidated Balance Sheets

	Note	At March 31, 2006	At December 31, 2005
		(unaudited)	(audited)
		(in U.S.$ thousands)
ASSETS
Current assets
Cash and cash equivalents		32,021	43,026
Accounts receivable
Trade, net		28,479	31,529
Related party		100	99
Other receivables		27,426	25,654
Prepaid expenses		5,412	4,027
		61,417	61,309
Inventory
Work in process		12,189	15,174
		105,627	119,509
Non current assets
Financial investment	10	9,500	9,500
Loan		150	150
Fixed assets
Tangible fixed assets, net	2
FPSOs		1,187,757	1,213,532
Other tangible fixed assets		87,917	61,429
Income tax receivable		2,369	2,330
Deferred income taxes	9	112,727	106,783
Financial instruments at fair value	12	3,024	2,125
Debt arrangement fees		13,716	14,327
		1,417,160	1,410,176
		1,522,787	1,529,685

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Aurelia Energy N.V.
Unaudited Interim Condensed Consolidated Balance Sheets (Continued)

	Note	At March 31, 2006	At December 31, 2005
		(unaudited)	(audited)
		(in U.S.$ thousands)
LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Accounts payable		12,203	18,070
Related party		125	125
Income taxes		764	1,010
Wage taxes and social security contributions		1,596	2,564
Other liabilities and accrued expenses		59,060	85,766
Billings in excess of cost and unrealized income		12,955	11,624
Short-term portion of long-term debt		52,770	52,116
		139,473	171,275
Non current liabilities
Long-term bank loans	3	369,038	356,266
10 1/4% Senior Notes due 2012	4	304,584	306,810
Long-term loan, related party	5	149,569	147,031
Financial instruments at fair value	12	21,635	17,258
Pensions		1,421	1,381
		846,247	828,746
Minority interest	11	36,644	34,182
Shareholder’s equity
Non-profit sharing 5% non cumulative preference shares, U.S.$1,000 par value, 34,000 shares authorized, issued and outstanding as of March 31, 2006 and December 31, 2005 respectively		34,000	34,000
Common shares, U.S.$1,000 par value, 136,000 shares authorized, issued and outstanding as of March 31, 2006 and December 31, 2005, respectively		136,000	136,000
Retained earnings		351,792	348,207
Accumulated other comprehensive loss	8	(21,369)	(22,725)
		500,423	495,482
		1,522,787	1,529,685

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Aurelia Energy N.V.
Unaudited Interim Condensed Consolidated Statements of Income

		For the three months ended March 31,
	Note	2006	2005
		(in U.S.$ thousands except share and per share amounts)
Revenues	6	90,148	101,268
Operating expenses
Operations expenses	7	44,366	68,109
Selling, general and administrative expenses		3,204	2,850
Depreciation of tangible fixed assets		25,979	19,896
Other operating income		—	(565)
		73,549	90,290
Operating income		16,599	10,978
Financial income and expense
Interest income		373	989
Interest expense		(18,439)	(12,609)
Currency exchange results		1,097	(2,576)
		(16,969)	(14,196)
Loss before income taxes		(370)	(3,218)
Income taxes	9	(6,417)	(4,969)
Income before minority interest		6,047	1,751
Minority interest		2,462	—
Net income		3,585	1,751
Basic and diluted earnings per common share		26	13
Weighted average number of common shares outstanding		136,000	136,000

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Aurelia Energy N.V.
Unaudited Interim Condensed Consolidated Cash Flow Statement

	For the three months ended March 31,
	2006	2005
	(in U.S.$ thousands)
Net income	3,585	1,751
Depreciation of tangible fixed assets	25,979	19,896
Increase in deferred income tax assets	(6,900)	(5,800)
Amortization of debt arrangement fees	611	683
Amortization of discount on 10 1/4% Senior Notes due 2012	88	88
Amortization benefit from unwinding swap	86	(192)
Accrued interest on long-term loan from related party	2,538	2,452
Change in pension provision	88	18
Interest accrued on restricted deposits	—	641
(Gain)/loss on foreign currency forward contracts	(1,584)	723
Change in fair value of interest rate swap	1,977	—
Minority interest in income of subsidiaries	2,462	—
Increase/(decrease) in provision for uncollectible accounts receivable	—	(520)
Change in operating assets and liabilities	(35,323)	(35,856)
Net cash (used in) operating activities	(6,393)	(16,116)
Additions to tangible fixed assets	(5,497)	(859)
Down payment to purchase tangible fixed assets	(13,950)	—
Proceeds from restricted deposits	—	750
Net cash (used in) investing activities	(19,447)	(109)
Proceeds from long-term and short-term loans from banks and third parties	51,894	31,001
Redemption of loans and short term bank liabilities	(38,468)	(40,340)
Net cash provided by (used in) financing activities	13,426	(9,339)
Translation differences	1,409	1,057
Net increase in available cash and cash equivalents	(11,005)	(24,507)
Cash and cash equivalents at beginning of the year	43,026	41,987
Cash and cash equivalents at end of the year	32,021	17,480
Additional cash flow disclosures:
Interest paid	14,378	9,474
Taxes paid	699	692

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Aurelia Energy N.V.
Notes To Unaudited Interim Condensed Consolidated Financial Statements
For The Three Months Ended March 31, 2006 And 2005

1.                 Accounting Principles

The accompanying unaudited interim condensed consolidated financial statements have been prepared by the Company in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP). The information furnished in the unaudited interim condensed consolidated financial statements includes normal recurring adjustments and reflects all adjustments which are, in the opinion of management, necessary for fair presentation of such financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these unaudited interim condensed consolidated financial statements be read in conjunction with the audited financial statements and the notes thereto for the year ended December 31, 2005.

Sales and operating results for the three months ended March 31, 2006 are not necessarily indicative of the results to be expected for the full year.

2.                 Tangible Fixed Assets

During the first quarter of 2006, the Company invested U.S.$26.7 million in tangible fixed assets (as compared to U.S.$0.9 million in the first quarter of 2005). The investment during the first quarter of 2006 consisted primarily of U.S.$14.0 million for a down payment in relation to the purchase of the Hanne Knutsen, a trading vessel which will be delivered to Bluewater by June 30, 2006, and U.S.$11.6 million for work performed in connection with the conversion of our existing hull Aoka Mizu into an FPSO. U.S.$0.9 million was also invested for work performed in connection with two stock buoys and U.S.$0.2 million for expenditures on certain office equipment. The investment for the first quarter of 2005 consisted primarily of U.S.$0.5 million for work performed in connection with a stock buoy. In addition, approximately U.S.$0.2 million was used to purchase equipment on the Uisge Gorm, U.S.$0.1 million was used to purchase equipment on the Munin and U.S.$0.1 million for expenditures on certain office equipment.

3.                 Long-Term Bank Loans

On January 28, 2002, the Company refinanced its outstanding debt under a U.S.$450.0 million revolving credit facility with funds drawn under an eight year, U.S.$600.0 million corporate credit facility. The corporate credit facility can be used to finance the construction of new FPSOs and, to a limited extent, for general corporate purposes. Interest is payable at a rate that is equal to a specified margin over LIBOR. The margin, which is currently 1.400%, varies from 1.300% to 1.700% depending on, among other factors, the amount outstanding under the facility. As of March 31, 2006 the interest rate on the corporate credit facility was approximately 6.049%. The costs incurred in arranging the corporate credit facility have been capitalized as debt arrangement fees under non-current assets and will be amortized over the term of the facility. The facility is primarily secured with mortgages over the FPSOs and assignments of incoming cash flows generated from contracts with clients concerning the FPSOs.

On July 1, 2005, the Company entered into a U.S.$175.0 million loan agreement to finance the acquisition of a 55% ownership interest in PR Jotun DA. This non-recourse loan will amortize to zero over a period of six and a quarter years. Interest equals 0.60% over LIBOR. The average interest rate during the three months ended March 31, 2006 was 5.13%. To limit its interest exposure after July 3, 2006, the Company purchased an interest rate cap which has a strike rate of 4.4%, limiting the maximum interest

Aurelia Energy N.V.
Notes To Unaudited Interim Condensed Consolidated Financial Statements (Continued)
For The Three Months Ended March 31, 2006 And 2005

costs to 5%. The interest rate cap has a starting notional amount of U.S.$143.9 million and the reduction schedule of the notional amount of the cap is aligned with the repayment schedule of the loan. The costs incurred in arranging this loan agreement have been capitalized as debt arrangement fees under non-current assets and will be amortized over the term of the loan. The loan is secured with a mortgage over the FPSO Jotun A and an assignment of the bareboat charter contract with the Jotun field partners to the lenders.

On July 1, 2005, PR Jotun DA entered into a U.S.$143.2 million loan agreement with Standard Marine Nordsjo AS (“SMNAS”) to finance the acquisition of the FPSO Jotun A. The loan will amortize to zero over a period of six and a quarter years. Interest equals 5%.

As of March 31, 2006 the consolidated amount of debt borrowed in connection with PR Jotun DA was U.S.$278.9 million. During the three months ended March 31, 2006 repayments of the borrowed debt were made of U.S.$12.6 million.

4.                 10 1/4% Senior Notes due 2012

In February 2002, the Company issued U.S.$260.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 through its finance subsidiary, Bluewater Finance Limited, at a price of 98.47% of the principal amount thereof. The Company used the gross proceeds from the issuance to repay approximately U.S.$248.5 million of indebtedness outstanding under its corporate credit facility and to pay approximately U.S.$7.5 million of costs relating to the issuance. The Company and each of its direct and indirect subsidiaries (other than Bluewater Finance Limited, Brightfield Corporation (a subsidiary in liquidation with no material assets, liabilities or operations) and PR Jotun DA) have fully and unconditionally guaranteed the 10 1/4% Senior Notes due 2012 on a joint and several basis.

In April 2003, the Company issued an additional U.S.$75.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 through its finance subsidiary, Bluewater Finance Limited, at a price of 100.5% of the aggregate principal amount thereof plus accrued interest from and including February 15, 2003 to but excluding the issue date. The Company used approximately U.S.$75.4 million of the gross proceeds from the issuance, excluding the accrued interest from and including February 15, 2003 to but excluding the issue date, to repay approximately U.S.$73.4 million of indebtedness outstanding under its corporate credit facility and to pay an estimated U.S.$2.0 million of costs relating to the issuance.

Bluewater Finance Limited is a wholly owned finance subsidiary of the Company and each other subsidiary of the Company is wholly-owned, directly or indirectly, by the Company. The Company has no independent assets or operations. There are no significant restrictions on the ability of the Company or any other guarantor of the 10 1/4% Senior Notes due 2012 to obtain funds from its subsidiaries by dividend or loan. Neither Bluewater Finance Limited nor any of the guarantors of the 10 1/4% Senior Notes due 2012 (other than the Company) are restricted by any third party in their ability to transfer funds within the meaning of Rule 4-08(e)(3) of Regulation S-X. As a result, the guarantees of the 10 1/4% Senior Notes due 2012 meet the conditions of Rule 3-10(d) of Regulation S-X. As at March 31, 2006, the fair value of the 10 1/4% Senior Notes due 2012 amounted to U.S.$355.1 million and is based on the quoted market price.

To reduce the interest expense relating to the 10 1/4% Senior Notes due 2012, the Company entered into a fixed-to-floating interest rate swap transaction, with effect from April 25, 2003, that enabled the Company to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million

Aurelia Energy N.V.
Notes To Unaudited Interim Condensed Consolidated Financial Statements (Continued)
For The Three Months Ended March 31, 2006 And 2005

aggregate principal amount of the 10 1/4% Senior Notes due 2012 for the floating rate amount of interest that would be payable on an equal amount of indebtedness. On May 27, 2003, the Company cancelled the swap transaction. Under the swap, prior to the cancellation, the Company received interest payments that were calculated at a fixed rate of 10 1/4% and made interest payments that were calculated at a floating rate that was equal to a margin over LIBOR. The Company received U.S.$6.7 million on May 30, 2003, which represented its net gain from the cancellation of the swap transaction. The Company deferred this gain, which will be credited to income over the remaining duration of the 10 1/4% Senior Notes due 2012, and used this payment to repay outstanding indebtedness under its corporate credit facility.

As of July 17, 2003, the Company entered into a fixed-to-floating interest rate swap transaction, with terms identical to those of the previous swap transaction, that enables the Company to swap the equivalents of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, the Company receives payments that are calculated at a fixed rate of 10 1/4% and makes interest payments that are calculated at a floating rate that is equal to a margin of 6.32% over LIBOR. On February 15, 2005, the margin changed to 6.44%.

On November 4, 2005 the Company partially cancelled the fixed-to-floating interest rate swap transaction in relation to the U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for the period from August 15, 2005 to August 15, 2007. Due to the partial cancellation of the swap transaction, the Company will incur fair value fluctuations through the statement of income from the date of cancellation until August 15, 2007. After that date the interest will continue floating at 6.44% over LIBOR. The Company paid U.S.$6.9 million on November 4, 2005 which represented its net loss from the cancellation of the swap transaction. The Company has deferred this loss which will be debited to the statement of income over the remaining duration of the 10 1/4% Senior Notes due 2012.

The unamortized premium and discount of the 10 1/4% Senior Notes due 2012 amounts to U.S.$(2.1) million as of March 31, 2006. The unamortized deferred gain and loss from the cancellations of the swaps amounts to U.S.$(2.0) million as of March 31, 2006.

5.                 Long-Term Loan, Related Party

The fair value of the long-term loan from the related party Marenco Investments Limited as of March  31, 2006 and December 31, 2005 amounted to U.S.$143.9 million and U.S.$147.2 million, respectively. The fair value as of March 31, 2006 was based on the discounted cash-flow method assuming redemption in five equal annual installments as from December 2012. The terms and conditions of the loan remained unchanged compared to those disclosed in the audited financial statements as of and for the year ended December 31, 2005.

Aurelia Energy N.V.
Notes To Unaudited Interim Condensed Consolidated Financial Statements (Continued)
For The Three Months Ended March 31, 2006 And 2005

6.                 Segment Information

The segment information by business segment is as follows:

	For the three months ended March 31,
	2006	2005
	(in U.S.$ thousands)
FPSO
Revenues	74,940	79,094
Segment net income	3,138	3,830
Identifiable assets	1,480,509	1,229,027
Capital expenditures	25,592	269
Depreciation and amortization	25,965	19,882
Interest income and (expense)	(18,208)	(11,624)
Income taxes	(5,781)	(4,465)
SPM
Revenues	15,208	22,174
Segment net income /(loss)	447	(2,079)
Identifiable assets	41,630	59,436
Capital expenditures	1,096	590
Depreciation and amortization	14	14
Interest income and (expense)	142	4
Income taxes	(636)	(504)
Other
Revenues	—	—
Segment net income	—	—
Identifiable assets	648	487
Capital expenditures	—	—
Depreciation and amortization	—	—
Interest income and (expense)	—	—
Income taxes	—	—
Consolidated
Revenues	90,148	101,268
Segment net income	3,585	1,751
Identifiable assets	1,522,787	1,288,950
Capital expenditures	26,688	859
Depreciation and amortization	25,979	19,896
Interest income and (expense)	(18,066)	(11,620)
Income taxes	(6,417)	(4,969)

Aurelia Energy N.V.
Notes To Unaudited Interim Condensed Consolidated Financial Statements (Continued)
For The Three Months Ended March 31, 2006 And 2005

7.                 Operations Expenses

Operations expenses are as follows:

	For the three months ended March 31,
	2006	2005
	(in U.S.$ thousands)
SPM contracts	14,997	24,036
FPSO contracts	29,369	44,073
	44,366	68,109

8.                 Other Comprehensive Income

Other comprehensive income is as follows:

	For the three months ended March 31,
	2006	2005
	(in U.S.$ thousands)
Increase in fair value of cash flow hedges (net of tax of U.S.$1,035)	2,416	252
Reclassification adjustments for settled portion of hedge realized in net income (net of tax U.S.$79)	(185)	(113)
Translation result	(875)	1,019
	1,356	1,158

9.                 Internal restructuring and tax audit

Effective January 1, 2000, we entered into an internal restructuring process. In connection with this restructuring, the economic interests in most of the assets and liabilities of certain non-Dutch consolidated group companies (the “selling companies”) were sold to Bluewater Holding B.V., while legal title to the assets and liabilities transferred remained with the selling entities. The valuation of the assets and liabilities transferred was based on a valuation report prepared by an independent investment bank. The sales of these economic interests resulted in intercompany profits at the level of the selling companies and the creation of a corresponding amount of (amortizable) goodwill and intercompany indebtedness at the level of Bluewater Holding B.V. Although extensive discussions were held with the tax authorities on the internal restructuring, the tax consequences of our internal restructuring became subject to a tax audit and remain subject to further review by the tax authorities.

In 2002 and 2003 the Dutch tax authorities issued tax assessments with respect to certain non-Dutch group members pertaining to the 1997, 1998, 1999 and 2000 tax years, for a total amount of €137.9 million (US$163.3 million), based on the position that these group companies, prior to and at the time of the restructuring, were residents of the Netherlands for Dutch tax purposes or had a taxable presence in the Netherlands. We filed a letter of objection to these assessments and engaged in further discussions with the Dutch tax authorities, in response to which these assessments have been reduced to zero.

Aurelia Energy N.V.
Notes To Unaudited Interim Condensed Consolidated Financial Statements (Continued)
For The Three Months Ended March 31, 2006 And 2005

The Dutch tax authorities also issued assessments with respect to one of the Dutch group companies in respect of the years 1998 and 1999 based on their assertion that certain transfer pricing adjustments were required. These assessments claimed additional tax payments were required in an aggregate amount of €23.3 million (US$27.6 million). Based upon a letter of objection against these assessments and subsequent discussions on this issue, the tax authorities have issued decisions in February and March 2006 to eliminate these additional tax assessment amounts, thereby reducing the assessments to the amounts that are equal to amounts originally shown in the tax returns as filed.

Prior to and after the restructuring that took place in 2000 we have also had extensive discussions with the Dutch tax authorities concerning the amount of goodwill and intercompany indebtedness at the level of Bluewater Holding B.V. pursuant to the restructuring transactions, and the amount of goodwill carried at one of the non-Dutch group companies at the date it was redomiciled to the Netherlands as part of the same restructuring. In 2005 we received tax assessments for these two companies for the tax year 2000 based on the tax authorities’ view that no goodwill should be attributed to these companies and that, accordingly, the amount of intercompany debt and interest expense at the level of Bluewater Holding B.V. should be reduced. We have filed letters of objection against these assessments and had subsequent discussions with the Dutch tax authorities. In February 2006, we received decision letters from the Dutch tax authorities accepting some goodwill at the level of the redomiciled non-Dutch group company but no goodwill at the level of Bluewater Holding B.V., and at the same time reducing its intercompany debt and related interest expense by a corresponding amount. We continue to vigorously contest the imposition of any additional taxes and have started legal proceedings to have the assessments reviewed. Such judicial review in the Netherlands may take a considerable period of time. As is permitted under Dutch law and regulations, we intend to withhold payment of amounts in respect of contested tax assessments pending final resolution of the issue.

As of 1 January 2004 Dutch tax law contains so-called thin-capitalization or ‘thin cap’ rules that may operate to restrict the deductibility of interest on intercompany debt (including external debt that is guaranteed by an affiliated company). In order, among other things, to defer applicability of the Dutch thin cap rules until December 31, 2004 and periods thereafter, the fiscal years of all Bluewater’s Dutch group companies were changed, although no assurance can be given that this measure will be effective to preclude applicability of the thin cap rules to such companies in respect of periods prior to December 31, 2004. As the disallowed portion of the interest deduction depends significantly on the debt-equity ratio of the relevant entity at the beginning and the end of any financial year, it is clear that the outcome of the dispute with the Dutch tax authorities concerning the relevant goodwill amount (and the annual amortization amount resulting therefrom) and the corresponding intercompany debt amount will have a significant impact on the effect of the thin cap rules on Bluewater Holding B.V.

The outcome of these discussions and judicial proceedings, which may take a considerable period of time, could limit our ability to take advantage of future tax savings associated with our internal restructuring by limiting the amount of goodwill that we may amortize and the amount of interest that we may deduct for tax purposes in future periods. In addition, the outcome of our dispute with respect to thin cap rules may limit the amount of deductible interest for the tax year 2004 and subsequent periods. Based upon current facts and circumstances, applicable tax law, regulation and precedent, discussions with relevant tax authorities and professional advisers and other relevant criteria, however, we estimate that it is currently probable that we will realize benefits relating to at least U.S.$434.0 million of amortizable goodwill and at least U.S.$724.0 million of interest bearing inter-company debt in connection with our

Aurelia Energy N.V.
Notes To Unaudited Interim Condensed Consolidated Financial Statements (Continued)
For The Three Months Ended March 31, 2006 And 2005

internal restructuring at January 1, 2000 and that such amounts will result in tax losses which may be carried forward for Dutch income tax purposes, subject to the potential application of the thin cap rules as of 2004. Notwithstanding our current estimates, however, it is impracticable to quantify definitively at this time the effect that the outcome of such discussions may have on our actual tax position, because such definitive quantification depends on a number of possible future events, including the specific factual findings and legal and regulatory positions that may be taken by the Dutch tax authorities in the anticipated legal proceedings, as well as the outcome of such proceedings. In addition, in December 2001, U.S.$379.5 million of the inter-company indebtedness of Bluewater Holding B.V. relating to the internal restructuring was converted to share capital, thereby reducing the amount of tax benefits that we may take advantage of in subsequent periods, at the same time increasing the equity amount for application of the thin cap rules as of 2004. While we believe that it is probable that we will realize tax benefits in amounts that are not less than the foregoing estimates as set forth above and that it is unlikely that the outcome of these discussions and the pending proceedings relating thereto will have a material adverse effect on our financial position, there can be no assurance in this regard and we could lose some or all of the future anticipated tax savings associated with our internal restructuring.

10.          Financial Investment

On May 26, 2004, Bluewater International B.V. entered into an agreement with Emerald Energy Resources Ltd. (“Emerald”), a Nigerian indigenous oil company, for the acquisition of shares of Emerald at a total price of U.S.$3.0 million. On November 25, 2004, Bluewater International B.V. obtained additional ordinary shares of Emerald at a total price of U.S.$4.5 million. On April 27, 2005, Bluewater International B.V. obtained additional shares of Emerald at a total price of U.S.$2.0 million. The total investment in Emerald represents approximately 9.6% of its authorized and outstanding capital and is stated at historical cost. The Company has an option to acquire an additional amount of 800,000 ordinary shares.

On March 17, 2006, Bluewater Oil and Gas Investments Ltd. (“BOGI”) issued a letter of credit in the amount of U.S.$13.5 million to be used for the acquisition of an 11.1% ownership interest in Amni Oil and Gas Ltd., a Nigerian company which holds a 27% working interest in a Nigerian Oil producing block OPL229. The acquisition of the 11.1% ownership interest in Amni Oil and Gas Ltd. is expected to be effectuated during the second quarter of 2006.

11.          Minority Interest

Minority interests in consolidated companies represent the third-party shareholding of 45% by SMNAS in the underlying net assets of PR Jotun DA.

12.          Financial Instruments

The Company uses in the normal course of business various types of financial instruments. Financial instruments include those recognized in the balance sheet (on-balance sheet) and off-balance sheet financial instruments.

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Fair values are determined from listed market prices, price quotations from banks or from pricing models.

Aurelia Energy N.V.
Notes To Unaudited Interim Condensed Consolidated Financial Statements (Continued)
For The Three Months Ended March 31, 2006 And 2005

The Company has procedures and policies in place to control risks related to financial instruments. These policies and procedures include a clear segregation of duties between operating, settling, accounting and controlling of all financial instruments used. The diversification of the Company’s activities limits exposure to concentrations of credit or market risk. The Company’s management is involved in the risk management process.

The Company attempts to minimize the counterparty credit risk associated with the financial instruments used by selecting counterparties that it believes to be creditworthy.

(a)          On-balance sheet instruments

Financial instruments in the balance sheet substantially include accounts receivable trade, cash, deposits, long-term loans, short-term loans and accounts payable trade. The fair value of these financial instruments approximates their carrying value, unless indicated otherwise.

(b)           Interest Rate Swaps

The Company has entered into interest rate swap agreements to mitigate interest rate risks on specific external debt. Interest rate swap agreements which convert floating interest rate exposures into fixed interest rate were designated as cash flow hedges. The cash flow hedge contract outstanding at December 31, 2005 was a fixed interest rate payable of 3.46% and a U.S.$ denominated floating interest rate receivable which matured in January 2006. Its fair value amounted to an asset of U.S.$11 thousand. A corresponding amount was recorded as a positive component of accumulated other comprehensive income at December 31, 2005 which was reclassified as a benefit to income as interest was paid on the underlying debt. The fair value of the interest rate swap is based on quoted market prices.

In connection with its cash flow hedging activities, on January 1, 2001 the Company recorded a net transitional loss of U.S.$2.5 million in other comprehensive income on adoption of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). There was no significant ineffectiveness relating to designated cash flow hedges during 2005, 2004 and 2003, and no component of the derivative instruments’ gain or loss was excluded from the assessment of hedge effectiveness. On July 17, 2003 the Company entered into a fixed-to-floating interest rate swap transaction, with terms identical to those of the previous swap transaction, that enables the Company to swap the equivalents of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, which is designated and accounted for as a fair value hedge, the Company receives payments that are calculated at a fixed rate of 10 1/4% and makes interest payments that are calculated at a floating rate that is equal to a margin of 6.32% over LIBOR. On February 15, 2005 the margin was changed to 6.44%. The Company recorded a net loss of U.S.$17.3 million and U.S.$21.6 million on the balance sheet on December 31, 2005 and on March 31, 2006 respectively, being the fair value of the fixed-to-floating interest rate swap transaction.

On November 4, 2005 the Company partially cancelled the fixed-to-floating interest rate swap transaction in relation to the U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 for the period from August 15, 2005 to August 15, 2007. Due to the partial cancellation of the swap transaction the Company will incur fair value fluctuations through the statement of income from the date of cancellation until August 15, 2007. After August 15, 2007 the interest will continue floating at 6.44%

Aurelia Energy N.V.
Notes To Unaudited Interim Condensed Consolidated Financial Statements (Continued)
For The Three Months Ended March 31, 2006 And 2005

over LIBOR . The Company paid U.S.$6.9 million on November 4, 2005 which represented its net loss from the partial cancellation of the swap transaction. The Company has deferred this loss and will debit it to the statement of income over the remaining duration of the 10 1/4% Senior Notes due 2012. The Company has recorded the fair value of the partially cancelled swap amounting to U.S.$6.7 million and U.S.$4.7 million under financial instruments and recognized a corresponding gain/loss under interest expense on December 31, 2005 and on March 31, 2006 respectively.

To limit the interest exposure after July 3, 2006 on the long-term bank loan entered into on July 1, 2005 for financing of the acquisition of the 55% ownership in PR Jotun DA, the Company purchased an interest rate cap. This interest rate cap has a strike rate of 4.4%, limiting the maximum interest costs including margin to 5%. The interest rate cap has a starting notional amount of U.S.$143.9 million and the reduction schedule of the notional amount of the cap is aligned with the repayment schedule of the loan. The Company has recorded the increase of the fair value of the interest rate cap amounting to U.S.$3.0 million under financial instruments and the corresponding amount in other comprehensive income.

For designated derivative financial instruments that qualify as fair value hedges, changes in the fair value of the financial instrument and the change in the fair value of the hedged component offset each other in the income statement. The net result of the interest rate swap is recognized in the income statement. There was no significant ineffectiveness relating to the designated fair value hedge during the first quarter of 2005 and 2006 and no component of the derivative instruments’ gain or loss was excluded from the assessment of hedge effectiveness.

13.          Subsequent Events

On April 19, 2006, the Company signed a mandate letter for the arrangement of a U.S.$850.0 million syndicated secured reducing revolving credit facility (the “RCF”). The RCF may be used to refinance outstanding amounts under the existing U.S.$600.0 million revolving credit facility, for financing of construction projects and for general corporate purposes.

On April 21, 2006, the Company cancelled the fixed-to-floating interest swap transaction in relation to the US$ 335.0 million aggregate principle amount of the 10 1/4% Senior Notes due 2012, which was already partially cancelled for the period from August 15, 2005 to August 15, 2007. The Company paid U.S.$23.8 million on May 3, 2006, which represented its net cost from the cancellation of the swap transaction.

14.          Reclassification of prior year cash flow statement

In our consolidated cash flow statement for the three months ended March 31, 2006, we changed the classification of changes in restricted cash balances to present such changes as an investing activity. We previously presented such changes as a financing activity. In the accompanying consolidated cash flow statement for the three months ended March 31, 2005, we reclassified changes in restricted cash balances to be consistent with our 2006 presentation which resulted in a U.S.$0.8 million increase to investing cash flows and a corresponding decrease to financing cash flows from the amounts previously reported.

UNAUDITED OTHER FINANCIAL DATA AND RATIOS

	For the three months ended March 31,
	2006	2005
	(in U.S.$ thousands, except ratios)
EBITDA(1)
FPSO business	42,847	33,163
SPM business	(269)	(2,289)
Total	42,578	30,874
Capital expenditures, net(2)	26,688	859
Cash interest paid(3)	14,378	9,474
Ratio of EBITDA to cash interest paid	2.96x	3.26x
Ratio of earnings to fixed charges(4)	0.97x	0.82x

Notes:

(1)          “EBITDA” is defined as operating income (loss) plus depreciation and amortization. This definition deviates from other definitions of EBITDA used by some other companies, as it excludes interest income and currency exchange results. We believe this definition is more appropriate since it provides investors with a helpful measure for comparing our operating performance with that of other companies in our industry. EBITDA is presented as additional information because we believe that it is a useful measure for certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. We also believe that it provides a useful measure of the level of profitability we achieve with our asset base. EBITDA is not a measure of financial performance under U.S. GAAP and should not be considered as an alternative to cash flow from operating activities, a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with U.S. GAAP. The following table presents a reconciliation of our EBITDA to net income and net cash provided by operating activities for the periods indicated.

	For the three months ended March 31,
	2006	2005
	(in U.S.$ thousands)
EBITDA	42,578	30,874
Depreciation of tangible fixed assets and amortization of intangible assets	(25,979)	(19,896)
Financial income and expense	(16,969)	(14,196)
Income taxes	6,417	4,969
Minority interest	2,462	—
Net income	3,585	1,751
Adjustments to reconcile net income to cash provided	25,345	17,989
Changes in operating assets and liabilities, net of effect of acquisitions	(35,323)	(35,856)
Net cash (used in) operating activities	(6,393)	(16,116)

(2)          “Capital expenditures, net” represents additions to fixed assets less disposals of fixed assets.

(3)          “Cash interest paid” is defined as interest expense, plus capitalized interest, less accrued interest on the subordinated Marenco loan, less amortization of debt arrangement fees and less the ineffective portion of hedges recognized in earnings and is disclosed as an additional cash flow disclosure in the unaudited interim condensed consolidated cash flow statement.

(4)          “Earnings” is the amount of pre-tax income from continuing operations before adjustment for minority interests in consolidated entities or income or loss from equity investees, plus fixed charges, plus amortization of capitalized interest, plus distributed income to equity investees, plus the share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, less interest capitalized, less preference security dividend requirements of consolidated entities, less the minority interest in pre-tax income of consolidated entities that have not incurred fixed charges. “Fixed charges” means the sum of the following: (a) interest expensed or capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated entities. The term “preference security dividend” is the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities, computed as the amount of the dividend divided by one minus the effective income tax rate applicable to continuing operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this report. Our audited consolidated financial statements and unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. This discussion contains forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those described under “Forward-Looking Statements” and elsewhere in this report, as well as in our annual report for the year ended December 31, 2005.

Overview

We are Aurelia Energy N.V., a holding company with no independent operations, and its subsidiaries, a group of companies that comprise a specialized service provider to and operator in the offshore oil industry. We operate under the name “Bluewater” and are a leader in the design, development, ownership and operation of FPSOs, which we operate for oil companies under medium- and long-term service agreements, and the design, development, project management and delivery of SPM systems.

Our FPSO business earns revenues from the design, development and operation of FPSOs pursuant to medium- and long-term service agreements and bareboat agreements with oil companies. It should be noted that we use the terms bareboat agreement, bareboat charter and charter agreement interchangeably. This type of agreement involves the provision of a FPSO whereby the charterer is responsible for the operations. Under a service agreements, on the other hand, we provide and operate the vessel. Our service agreements and bareboat agreements qualify as “operating leases” under U.S. GAAP and are presented as such in our consolidated financial statements. Under these agreements, we generally are paid a defined day rate consisting of a fixed facility fee that covers the rental of the FPSO and associated equipment and, in the case of service agreements, an indexed operating fee that covers the cost of operating, maintaining and insuring the vessel. We may also receive additional tariff payments based on oil or water production or gas lift volumes (or a combination of those volumes), bonus payments that relate to the prevailing price of oil and certain other fees. Our FPSO fleet currently consists of six high specification FPSOs (the Uisge Gorm, the Bleo Holm, the Glas Dowr, the Haewene Brim, the Munin and a 55% ownership interest in Jotun A) that have been contracted to oil companies under service agreements and bareboat agreements and one FPSO hull (the Aoka Mizu). On March 31, 2006 we entered into a service agreement for which the Aoka Mizu will be converted into an FPSO. In the first quarter of 2006 and the first quarter of 2005 our FPSO business generated 83.1% and 78.1%, respectively, of our revenues, 87.5% and 218.7%, respectively, of our net income and 100.6% and 107.4%, respectively, of our EBITDA.

Our SPM business earns revenues from the design, development, project management and delivery of SPM systems under our SPM delivery contracts. We have developed a number of different types of SPM systems for oil companies and contractors around the world, resulting in the delivery of eight SPM systems since 1999 and more than 50 SPM systems since our founding. Because SPM systems are integral to the operation of FPSOs in harsh environments, and because they form an important link in the oil production chain, we believe that it is important to preserve our core SPM capabilities for use in connection with future FPSO projects. In the first quarter of 2006 and in the first quarter of 2005, our SPM business generated 16.9% and 21.9%, respectively, of our revenues, 12.5% and (118.7)%, respectively, of our net income, and (0.6)% and (7.4)%, respectively, of our EBITDA.

While we manage FPSO and SPM projects from the initial design and engineering phase to final installation, we do not engage in the fabrication of FPSOs or SPM systems. Rather, we outsource these requirements to qualified subcontractors. In the first quarter of 2006 and in the first quarter of 2005, we had revenues of U.S.$90.1 million and U.S.$101.3 million, respectively, operating income of U.S.$16.6 million and U.S.$11.0 million, respectively, net income of U.S.$3.6 million and U.S.$1.8 million, respectively, and EBITDA of U.S.$42.6 million and U.S.$30.9 million, respectively.

Conversion of the Aoka Mizu

On March 31, 2006 we entered into a service agreement with Nexen Petroleum U.K. Ltd. with respect to the provision and operation of an FPSO for production on the Ettrick field on the UK continental shelf. For this project our existing hull Aoka Mizu will be converted into an FPSO. Under the agreement with Nexen Petroleum U.K. Ltd. we will receive a fixed daily hire rate of U.S.$112,500 per day plus a production tariff per barrel of oil produced. Nexen has agreed to pay us a minimum tariff based on 27 million barrels of oil produced during the five year contract term. All operating costs will be reimbursed by Nexen, including a profit mark-up.

Purchase of the Hanne Knutsen

On February 9, 2006, Bluewater entered into an agreement to purchase the shuttle tanker MT “Hanne Knutsen” for the amount of U.S.$129.5 million. The vessel was built in Spain at Astilleros de Sestau and was delivered to Knutsen OAS in 2000. It has been designed as a typical North Sea tanker and has since been trading in the Baltic ice regions as well as providing services as a shuttle tanker. The “Hanne Knutsen” was specifically chosen for its overall design and its excellent suitability for future Floating Production, FPSO conversion projects. Delivery and payment for the shuttle tanker are scheduled for the end of June 2006. Thereafter, Bluewater has agreed to bareboat charter the vessel back to the previous owner for a period of six to nine months until the vessel is used for a new FPSO project.

Redeployment of the Munin

The contract with Conoco Philips regarding the Munin’s engagement and production on the Xijiang field ended in March 2005. After decommissioning at Xijiang, the Munin sailed under its own power from Hong Kong to the Lufeng field in June 2005 for reconnection to the subsea buoy and mooring system. On the June 9, 2005 the Munin restarted producing oil from the Lufeng field.

Purchase of FPSO Jotun A

On June 30, 2005 Bluewater (Dyphavet) B.V., a subsidiary of the Company, and SMNAS, an affiliate of Exxon Mobil Corporation, formed a partnership (PR Jotun DA), which purchased FPSO Jotun A from Norwegian Jotun field partners Exxon Mobil Exploration and Production Norway AS, Enterprise Oil Norge AS Lundin Norway AS and Petoro AS. The Company holds a 55% ownership interest in the FPSO, with SMNAS holding the remaining 45%.

After its acquisition the FPSO has been leased back under a bareboat charter to the Jotun field partners for a minimum term of five years, with an option to extend up to 15 years. On termination of the lease contract, SMNAS has both a call and a put option to either purchase the Company’s share in the partnership or to sell its own share in the partnership to the Company at a predetermined price. The bareboat charter is expected to continue for the remaining life of the Jotun field. ExxonMobil will continue to operate the FPSO.

In accordance with the provisions of FIN 46R, the Company fully consolidates PR Jotun DA and records a 45% minority interest. As of March 31, 2006 the consolidated amount of debt borrowed in connection with PR Jotun DA was U.S.$278.9 million.

Interest Expense

To limit the interest exposure after July 3, 2006 on the long-term bank loan entered into on July 1, 2005 for financing of the acquisition of the 55% ownership interest in PR Jotun DA, the Company purchased an interest rate cap on June 27, 2005. This interest rate cap has a strike rate of 4.4%, limiting the maximum interest costs to 5%. The interest rate cap has a starting notional amount of U.S.$143.9 million and the reduction schedule of the notional amount of the cap is aligned with the repayment schedule of the loan.

Critical Accounting Policies and Estimates

Tax Lease Benefits Liability

On November 3, 2005, all tax lease structures that were in effect for FPSO Uisge Gorm, FPSO Glas Dowr and the topsides of FPSO Bleo Holm and FPSO Haewene Brim were terminated. As a result of the termination, the Company regained full ownership of the FPSO Uisge Gorm, the FPSO Glas Dowr and the topsides of FPSO Bleo Holm and FPSO Haewene Brim. In addition, the tax lease benefits liability has been released to other operating income and restricted deposits were discharged and proceeds were used for repayment of the corporate credit facility.

Results of Operations

	For the three months ended March 31,
	2005	2006	Change 2005-2006
	(in U.S.$ thousands)		(%)
Revenues
FPSO business	79,094	74,940	(5.3)
SPM business	22,174	15,208	(31.4)
Total	101,268	90,148	(11.0)
Operating expenses
Operations expenses
FPSO business	44,073	29,369	(33.4)
SPM business	24,036	14,997	(37.6)
Total	68,109	44,366	(34.9)
Selling, general and administrative expenses	2,850	3,204	12.4
Other operating income	(565)	—	(100.0)
Depreciation of tangible fixed assets and amortization of intangible assets	19,896	25,979	30.6
Total operating expenses	90,290	73,549	(18.5)
Operating income
FPSO business	13,280	16,882	27.1
SPM business	(2,302)	(283)	87.7
Total	10,978	16,599	51.2
Financial income and expense
Interest income	989	373	(62.3)
Interest expense	(12,609)	(18,439)	46.2
Currency exchange results	(2,576)	1,097	142.6
Total	(14,196)	(16,969)	19.5
Income before taxes	(3,218)	(370)	88.5
Income taxes	(4,969)	(6,417)	29.1
Net income before minority interest	1,751	6,047	245.3
Minority interest	—	2,462	100.0
Net income	1,751	3,585	104.7
EBITDA(1)
FPSO business	33,163	42,847	29.2
SPM business	(2,289)	(269)	88.2
Total	30,874	42,578	37.9

Note:

(1)          A reconciliation of EBITDA to net cash provided by operating activities is included under “Unaudited Other Financial Data and Ratios”.

Three Months Ended March 31, 2006 Compared with Three Months Ended March 31, 2005

Revenues

Revenues were U.S.$90.1 million during the first quarter of 2006, down 11.0% from U.S.$101.3 million in the first quarter of 2005. Revenues from our FPSO business were U.S.$74.9 million in the first quarter of 2006, down 5.3% from U.S.$79.1 million in the first quarter of 2005. Revenues from our SPM business were U.S.$15.2 million in the first quarter of 2006, down 31.4% from U.S.$22.2 million in the first quarter of 2005.

Revenues from our FPSO business decreased by U.S.$4.2 million in the first quarter of 2006. The payments received in relation to the reimbursement of expenses incurred in connection with the installation of a new water injection facility on the Haewene Brim decreased by U.S.$6.5 million in the first quarter of 2006 compared with the first quarter of 2005 because the water injection facility had been installed in October 2004 and we are currently in the close out phase of the project. In the first quarter of 2006, the payments in relation to the operations for the Bleo Holm decreased by U.S.$7.7 million because Talisman, in its role as operator of the Ross Field, has taken over the role of duty holder and is responsible for all of the operations onshore and offshore, including resourcing. The revenues in relation to the Munin in the first quarter of 2006 were U.S.$3.6 million lower compared to the first quarter of 2005, as a result of exceptionally high revenues in the first quarter of 2005 due to the redeployment of the Munin to the Xijiang Field. The revenues in relation to the Uisge Gorm decreased by U.S.$2.8 million in the first quarter of 2006 as a result of a lower tariff income in the first quarter of 2006 compared with a dayrate income in the first quarter of 2005 as a result of the extension of the contract for three years with Amerada Hess for the Uisge Gorm. Under the new contract the Company receives an operational fee in GBP and a U.S.$. tariff per barrel produced, but no longer receives a fixed dayrate. This total decrease of U.S.$20.6 million in revenues was partially offset by an increase in revenues of U.S.$16.5 million. U.S.$15.1 million was attributable to revenues in relation to FPSO Jotun A and U.S.$1.4 million was attributable to increased revenues as a result of Glas Dowr increased shuttle tanker and bunker charges.

Revenues from our SPM business decreased by U.S.$7.0 million in the first quarter of 2006. In the first quarter of 2005 we recorded U.S.$3.7 million of revenues associated with the Haewene Brim regarding the installation of a new water injection facility on the Haewene Brim compared to none in the first quarter of 2006. U.S.$3.3 million was attributable to a lower level of SPM activities in the first quarter of 2006 compared with the first quarter of 2005. The lower level of SPM activities in the first quarter of 2006 was mainly due to SPM delivery contracts for the development of buoy mooring systems awarded late in 2005 which have not yet generated revenues in the first quarter of 2006. We do not expect payments under the contracts to have a material effect on our results of operations in the future.

Operations Expenses

Operations expenses were U.S.$44.4 million in the first quarter of 2006, down 34.9% from U.S.$68.1 million in the first quarter of 2005. In our FPSO business, the operations expenses were U.S.$29.4 million in the first quarter of 2006, down 33.4% from U.S.$44.1 million in the first quarter of 2005. In our SPM business, operations expenses amounted to U.S.$15.0 million in the first quarter of 2006, down 37.6% from U.S$24.0 million in the first quarter of 2005.

U.S.$6.5 million of the U.S.$14.7 million decrease in the operations expenses of our FPSO business during the first quarter of 2006 was attributable to a decrease of expenses incurred in connection with the installation and completion of a new water injection facility on the Haewene Brim in 2005. In addition, effective November 30, 2005, Talisman took over the role as operator of the Ross Field for the Bleo Holm resulting in a decrease of U.S.$7.0 million in operations expenses. The operations expenses for the Munin also decreased by U.S.$1.2 million in the first quarter of 2006 as a result of Lufeng II cost being lower than the Xijiang Field costs.

Operations expenses of our SPM business decreased by U.S.$9.0 million during the first quarter of 2006. Of this decrease, U.S.$3.7 million of operations expenses were associated with the installation and completion of a new water injection facility on the Haewene Brim in 2005 and U.S.$3.3 million was attributable to a lower level of SPM activities during the first quarter of 2006 compared with the first quarter of 2005. Operations expenses decreased also by U.S.$2.0 million due to lower arbitration costs of arbitration proceedings in relation to the alleged failure of the Company to pay for additional work and a lower level of SPM tender activities during the first quarter of 2006 .

Selling, General and Administrative Expenses

Selling, general and administrative expenses amounted to U.S.$3.2 million in the first quarter of 2006, up 12.4% from U.S.$2.9 million in the first quarter of 2005. The increase of U.S.$0.3 million in selling, general and administrative expenses during the first quarter of 2006 was due to an increase in supporting personnel costs of U.S.$.0.2 million and an increase in office construction costs of  U.S.$.0.1 million for the conversion of the Aoka Mizu into a FPSO.

Depreciation of Tangible Fixed Assets

Charges for depreciation of tangible fixed assets amounted to U.S.$26.0 million in the first quarter of 2006, up 30.6% from U.S.$19.9 million in the first quarter of 2005. The increase of U.S.$6.1 million in the amount of these charges resulted primarily from a U.S.$6.0 million increase in depreciation charges that we recorded in respect of FPSO Jotun A. In addition, the depreciation charges of FPSO Uisge Gorm increased by U.S.$0.1 million as a result of the purchase of new equipment on the Uisge Gorm.

Operating Expenses

Due to the foregoing factors, total operating expenses were U.S.$73.5 million in the first quarter of 2006, down 18.5% from U.S.$90.3 million in the first quarter of 2005.

Operating Income

Due to the foregoing factors, operating income amounted to U.S.$16.6 million in the first quarter of 2006, up 51.2% from U.S.$11.0 million in the first quarter of 2005. Our operating margin increased to 18.4% of our revenues in the first quarter of 2006, compared to 10.8% of our revenues in the first quarter of 2005.

Financial Income and Expense

Net financial expense amounted to U.S.$17.0 million in the first quarter of 2006, up 19.5% from U.S.$14.2 million in the first quarter of 2005.

Our interest expense increased from U.S. $12.6 million in the first quarter of 2005 to U.S.$18.4 million in the first quarter of 2006. U.S.$3.6 million was attributable to the increase in our debt from U.S.$535.9 million in the first quarter of 2005 to U.S.$673.6 million in the first quarter of 2006 as a result of the financing of the purchase of FPSO Jotun A and the increase of U.S.$2.3 million in interest costs as a result of higher interest rates.

Interest income was U.S.$0.4 million in the first quarter of 2006, down 62.3% from U.S.$1.0 million in the first quarter of 2005 due to the release of the deposits as a result of the cancellation of the tax leases in the first quarter of 2006. Currency exchange gains were U.S.$1.1 million in the first quarter of 2006 compared with a loss of U.S.$2.6 million in the first quarter of 2005. U.S.$2.5 million of this increase was attributable to our sterling and euro foreign currency exchange contracts. In the first quarter of 2005, we recognized U.S.$0.8 million of loss on these foreign currency exchange contracts compared to a gain of

U.S.$1.7 million in the first quarter of 2006. The movement of the U.S. dollar and the euro exchange rates from €/U.S.$1.3655 in 2004 to 1.2967 in the first quarter of 2005 and €/U.S.$ from 1.1845 in 2005 to 1.21020 in the first quarter of 2006 resulted in a loss in the first quarter of 2005, compared to a gain in the first quarter of 2006.

Income before Taxes

Due to the foregoing factors, the loss before taxes was U.S.$0.4 million in the first quarter of 2006, up 88.5% from a loss of U.S.$3.2 million in the first quarter of 2005. As a percentage of revenues, our loss before tax of (3.2)% in the first quarter of 2005 increased to a loss before tax of  (0.4)% in the first quarter of 2006.

Income Taxes and Net Income

We recorded U.S.$6.4 million of income tax credits in the first quarter of 2006, up 29.1% from U.S.$5.0 million in the first quarter of 2005. These income tax credits consisted of current tax charges of U.S.$0.5 million in the first quarter of 2006, down 42.2% from U.S. $0.8 million in the first quarter of 2005 and deferred tax credits of U.S.$6.9 million in the first quarter of 2006, up 19.0% from U.S.$5.8 million in the first quarter of 2005. The deferred tax credits primarily resulted from the increase of tax loss carry-forwards which resulted from our internal restructuring. The amount of tax credits that we can deduct depends on, among other things, our aggregate losses and the applicable tax rate. Consequently, the increase of U.S.$1.1 million in the deferred tax credit in the first quarter of 2006 was primarily attributable to the difference in our aggregate loss in the first quarter of 2006, compared to the first quarter of 2005 which accordingly increased the amount of tax credit available to offset against losses. After taking into account income tax credits, net income amounted to U.S.$3.6 million in the first quarter of 2006, up 104.7% from U.S.$1.8 million in the first quarter of 2005.

Liquidity and Capital Resources

Overview

Our primary sources of liquidity are cash flows generated from our operations and external debt. Our primary uses of cash are to fund working capital, to service indebtedness and to fund investments in new FPSOs. We believe that our working capital is sufficient to satisfy current requirements.

Net Cash (Used in) Operating Activities

Net cash (used in) operating activities consists of operating income earned from our service agreements and our SPM delivery contracts, adjusted for investments in working capital and non-cash items, such as depreciation and amortization. Working capital is defined as our current assets less our current liabilities. Net cash (used in) operating activities was U.S.$(16.1) million in the first quarter of 2005 and U.S.$(6.4) million in first quarter of 2006. The decrease from cash used in operating activities in the first quarter of 2006 compared to the first quarter of 2005 was primarily attributable to a lower level of SPM activities resulting in a decrease of the work in process and a decrease of the trade receivables. The changes in working capital include movements in work in process, billings in excess of cost and unrealized income, other receivables, other liabilities and accrued expenses, accounts payable and prepaid expenses.

Net Cash (Used in) Investing Activities

Net cash (used in) investing activities depends primarily on the amount of capital expenditures that we make in connection with the construction, modification or acquisition of FPSOs. Net cash (used in) investing activities totaled U.S.$(0.1) million in the first quarter of 2005 and U.S.$(19.4) million in the first quarter of 2006.

The investing activities in the first quarter of 2005 consisted primarily of U.S.$(0.5) million for work performed in connection with a stock buoy and the release of approximately U.S.$0.8 million of our restricted deposits. In addition, approximately U.S.$(0.2) million related to equipment on the Uisge Gorm, U.S.$(0.1) million for equipment on the Munin and U.S.$(0.1) million for expenditures on certain office equipment. The investing activities in the first quarter of 2006 consisted primarily of U.S.$(14.0) million for a down payment in relation to the purchase of the Hanne Knutsen, a trading vessel which will be delivered to Bluewater by 30 June 2006, and U.S.$(4.6) million was paid for work performed in connection with the conversion of our existing hull Aoka Mizu into an FPSO. U.S.$(0.6) million was also paid for work performed in connection with two stock buoys and U.S.$(0.2) million for expenditures on certain office equipment.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by (used in) financing activities is primarily driven by our borrowing activities. These cash flows amounted to U.S.$(9.3) million in the first quarter of 2005 and U.S.$13.4 million in the first quarter of 2006. Our net indebtedness typically increases while we are modifying, developing or acquiring an FPSO, while our net indebtedness tends to decrease if we are not engaged in those activities. The net cash provided by financing activities in the first quarter of 2006 resulted from approximately U.S.$13.4 million in proceeds from our credit facility compared to approximately U.S. $(9.3) million in repayments under our credit facility in the first quarter of 2005. In the first quarter of 2006 we primarily used the proceeds from our credit facility for the down payment of the Hanne Knutsen and for investment in relation to work performed in connection with the conversion of our existing hull Aoka Mizu into a FPSO.

Financing Arrangements and Contractual Obligations

As of March 31, 2006, we did not have any short-term bank debt under working capital facilities or our credit facility. We had total long-term bank debt of  U.S.$142.9 million incurred under our credit facility (including the short term portion), a long term bank debt of U.S.$278.9 million in relation of the purchase of the FPSO Jotun A and cash and cash equivalents of U.S.$32.0 million. We also had U.S.$335.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 outstanding and U.S.$149.6 million of indebtedness outstanding under the subordinated Marenco loan.

Credit Facility

Our credit facility is a U.S.$600.0 million revolving credit facility that we signed in January 2002 with an international syndicate of banks led by Barclays Capital, Fortis Bank and ING Bank. The facility has a tenor of eight years and may be used to finance the development of new FPSOs and for general corporate purposes. Its structure includes a borrowing base, calculated according to the present value of cash flows we earn or expect to earn under our FPSO service agreements and a proportion of the residual value of our assets. The facility may be drawn upon at any time up to the lower of the current amount of the facility limit and the borrowing base. The facility limit, which was U.S.$300.0 million as of March 31, 2006, reduces by U.S.$20.0 million per quarter and is scheduled to reach zero in December 2009. Interest is payable at a rate that is equal to a margin over LIBOR. The margin, which is currently 1.400%, varies from 1.300% to 1.700% depending on certain factors. As of March 31, 2006, the applicable interest rate was 6.049%.

The following table presents certain information regarding the expected availability of funding under our credit facility in its current form during the periods indicated.

	Year ending December, 31
	2006	2007	2008	2009	2010
	(in U.S.$ millions)
Facility limit	240	160	80	0	—
Borrowing base(1)	291	274	253	224	—

Note:

(1)          Based on our current FPSO fleet except for FPSO Jotun A

Other Financing Arrangements

In addition to the credit facility described above, we also have entered into the following financing arrangements.

•       Long-term loan. On July 1, 2005, the Company entered into a U.S.$175.0 million loan agreement to finance the acquisition of a 55% ownership interest in PR Jotun DA. The loan will amortize to zero over a period of six years and a quarter, by September 2011. Interest equals 0.60% over LIBOR. The non-recourse loan is secured with a mortgage over the FPSO and an assignment of the bareboat charter contract with the Jotun field partners to the lenders.

On July 1, 2005, PR Jotun DA entered into a U.S.$143.2 million loan agreement with SMNAS to finance the acquisition of the FPSO Jotun A. The loan will amortize to zero over a period of six years and a quarter, by September 2011. Interest equals 5%.

•       10 1/4% Senior Notes due 2012. In February 2002, we issued U.S.$260.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 through our finance subsidiary, Bluewater Finance Limited, at a price of 98.47% of the principal amount thereof. We used the gross proceeds from the issuance to repay approximately U.S.$248.5 million of indebtedness outstanding under our credit facility and to pay approximately U.S.$7.5 million of costs relating to the issuance. In April 2003, we issued an additional U.S.$75.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 through our finance subsidiary, Bluewater Finance Limited, at a price of 100.5% of the aggregate principal amount thereof plus accrued interest from and including February 15, 2003 to but excluding the issue date. We used approximately U.S.$75.4 million of the gross proceeds from the issuance, excluding the accrued interest from and including February 15, 2003 to but excluding the issue date, to repay approximately U.S.$73.4 million of indebtedness outstanding under our credit facility and to pay an estimated U.S.$2.0 million of costs relating to the issuance. The 10 1/4% Senior Notes due 2012 have been fully and unconditionally guaranteed, on a joint and several basis, by our other group companies.

•       Subordinated Marenco Loan. We have borrowings outstanding under a loan from Marenco Investments Limited, our affiliate, which is fully subordinated to both our credit facility and the guarantees of our 10 1/4% Senior Notes due 2012. As of March 31, 2006, the total amount of this loan (including accrued interest) was U.S.$149.6 million. Interest is payable at a rate of 7.0% per annum; however, cash interest payments on the loan can be made only in accordance with the provisions of our credit facility and the restricted payment provisions of the indenture for our 10ss1/4% Senior Notes due 2012. In the first quarter of 2006 and in the first quarter of 2005, we accrued approximately U.S.$2.5 million and U.S.$2.5 million, respectively, of interest on the loan.

•       Guarantee Facilities. We are party to a U.S.$10.0 million guarantee facility with Lloyds TSB, a U.S.$20.0 million performance guarantee facility with ABN-AMRO Bank, a €20.0 million (U.S.$24.2 million) performance guarantee facility with Nationale Borg and a U.S.$20 million guarantee facility with ING. The facilities enable us to give bank guarantees to our suppliers. As of March 31, 2006, we had U.S.$33.4 million of obligations guaranteed under these facilities.

Capital Expenditures

From time to time, we are required to make capital expenditures in respect of our FPSOs and our SPM development projects. In the first quarter of 2005 our capital expenditures related primarily to the work performed in connection with a stock buoy.

The investment during the first quarter of 2006 consisted of a down payment in relation to the purchase of the Hanne Knutsen, a trading vessel which will be delivered to Bluewater by June 30, 2006, and work performed in connection with the conversion of our existing hull Aoka Mizu into an FPSO, work performed in connection with building two stock buoy’s and expenditures on certain office equipment.

Our future capital expenditures will depend primarily on the projects that we undertake.

Research and Development

We have focused our research and development activities on technology that is integral to our FPSO and SPM businesses. We have an in-house design and engineering team consisting of engineers trained in a number of disciplines. We also access new sources of information or technology by entering into strategic alliances with equipment manufacturers, oil and gas companies, universities or by participating in joint industry programs. While the market for our products and services is subject to continual technological changes, development cycles from initial conception through introduction can extend over several years. Our efforts have resulted in the development of a number of inventions, new processes and techniques, many of which have been incorporated as improvements to our product lines. Our research and development activity has led to a number of patents or patent applications, principally in the area of SPM systems. During the first quarter 2006 and the first quarter 2005, our research and development expenditures were approximately U.S.$0.2 million, respectively.

Off-balance Sheet Arrangements

We are not a party to any material off-balance sheet financial arrangements.

Tabular Disclosure of Contractual Obligations

The following table presents the scheduled maturities of our contractual obligations, including estimated interest expenses, assuming that any available rollover provisions were inapplicable, as of March 31, 2006.

	Total	<1 year	1-3 years	3-5 years	>5 years
	Payments due by Period (in U.S.$ thousands)
Long-term debt obligations	1,055,226	106,955	342,446	180,226	425,599
Long-term loan, related party	240,175	—	—	—	240,175
Operating lease obligations	19,585	2,039	4,941	4,679	7,926
Total	1,314,986	108,994	347,387	184,905	673,700

Quantitative and Qualitative Exposure to Market Risk

In the ordinary course of our business, we are exposed to a variety of market risks arising from fluctuations in interest rates and foreign currency exchange rates but generally are not exposed under our service agreements to any material risks relating to the price of oil. To manage the market risks to which we are exposed, we enter into market sensitive instruments based on internal policies and guidelines that are designed to mitigate our exposure to any adverse effects of changes in market conditions. We do not enter into market sensitive instruments for trading or speculative purposes. While we do not anticipate that the use of market sensitive instruments will have a material adverse effect on our consolidated financial position, results of operation or prospects, we cannot guarantee that our mitigation strategy will be effective.

Interest Rate Sensitivity

The majority of our indebtedness consists of advances under our credit facility and our outstanding 10 1/4% Senior Notes due 2012. We expect that in the future we will continue to have significant indebtedness under our credit facility and that our 10 1/4% Senior Notes due 2012 will continue to be outstanding. Advances under the credit facility bear interest at rates typically expressed as a margin over the appropriate interbank rate. Under the documentation of the credit facility, we are required at any time to have the net present value of the proportion of the facility fee income that we expect to receive during the minimum contract period of our service agreements swapped to fixed rates. As of December 31, 2005 and as of March 31, 2006, this represented approximately 6.5% and 0.0%of the outstanding indebtedness under the facility respectively.

To reduce the interest expense relating to our 10 1/4% Senior Notes due 2012, we have entered into a fixed-to-floating interest rate swap transaction that enables us to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of our 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the swap, we receive payments that are calculated at a fixed rate of 10 1/4% and make interest payments that are calculated at a floating rate that is equal to a margin of 6.32% over LIBOR. As of February 15, 2005 the margin changed to 6.44%.

On April 21, 2006, the Company cancelled the fixed-to-floating interest rate swap transaction in relation to the US$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012, which was already partially cancelled for the period from August 15, 2005 to August 15, 2007. Due to the cancellation of the swap transaction the Company will incur fair value fluctuations through the statement of income from the date of cancellation until maturity of the 10 1/4% Senior Notes.

To limit the interest exposure after July 3, 2006 on the long-term bank loan entered into on July 1, 2005 for financing of the acquisition of the 55% ownership interest in PR Jotun DA, the Company purchased an interest rate cap. This interest rate cap has a strike rate of 4.4%, limiting the maximum interest costs including margin to 5%. The interest rate cap has a starting notional amount of U.S.$143.9 million and the reduction schedule of the notional amount of the cap is aligned with the repayment schedule of the loan.

The tables below provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations, that were outstanding as of December 31, 2005 and as of March 31, 2006. For debt obligations, the tables present our principal cash flows and related weighted average interest rates by expected maturity dates under our existing debt arrangements. For interest rate swaps, the tables present notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the swap. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date. The information is presented in U.S. dollars, which is our reporting currency. The instrument’s actual cash flows are also denominated in U.S. dollars.

	Expected Maturity Date as of December 31,
Liabilities	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
	(in thousands U.S.$equivalents)
Long-Term Debt
Fixed rate debt	—	—	—	—	—	147,031	147,031	147,193
Average interest rate	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%	—	—
Variable rate debt(1)	—	—	—	—	335,000	335,000	360,125
Average interest rate	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	—	—
Variable rate debt(2)	—	—	—	36,854	80,000	—	116,854	—
Average interest rate	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	—	—	—
Variable rate debt(3)	28,664	28,105	27,577	28,931	28,387	18,676	160,340	—
Average interest rate	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	—	—
Fixed rate debt(4)	23,452	22,995	22,563	23,671	23,225	15,282	131,188	—
Average interest rate	5%	5%	5%	5%	5%	5%	—	—
Interest Rate Swaps
Variable to Fixed	7,006	—	—	—	—	—	7,006	(11)
Average pay rate	3.463%	—	—	—	—	—	—	—
Average receive rate	LIBOR	—	—	—	—	—	—	—
Variable cap	14,695	27,885	27,706	28,946	44,637	—	143,869	—
Average pay rate	4.4%	4,4%	4,4%	4,4%	4,4%	—	—	—
Average receive rate	LIBOR	LIBOR	LIBOR	LIBOR	LIBOR	—	—	—

Notes:

(1)             Represents indebtedness in respect of our 10 1/4% Senior Notes due 2012, which are the subject of a fixed-to-floating rate swap transaction that enables us to swap the equivalent of the fixed rate amount of interest that is payable on U.S.$335.0 million aggregate principal amount of our 10 1/4% Senior Notes due 2012 for a floating rate amount of interest that would be payable on an equal amount of indebtedness. Under the current swap, we receive payments that are calculated at a fixed rate of 10 1/4% and make payments that are calculated at a floating rate that is equal to a margin of 6.32% over LIBOR. As of February 15, 2005 the margin changed to 6.44%. The swap was partially cancelled until August 15, 2007. While we recorded U.S.$306.8 million of indebtedness under the 10 1/4% Senior Notes due 2012 as of December 31, 2005, U.S.$335.0 million is payable upon maturity.

(2)             Represents indebtedness under our credit facility. Interest is payable at a rate that is equal to a margin over LIBOR. The margin varies from 1.300% to 1.700% depending on certain factors and is currently set at 1.400%.

(3)             Represents indebtedness of the Company under our Jotun loan agreement. Interest is payable at a rate that is equal to a specified margin over a monthly average of LIBOR for one month (or shorter applicable period). The margin is currently set at 0.600%.

(4)           Represents indebtedness of PR Jotun DA to Standard Marine Nordsjo AS SMNAS. Interest is payable at a rate of 5%.

	Expected Maturity Date as of March 31,
Liabilities	2006	2007	2008	2009	2010	Thereafter		Total		Fair Value
	(in thousands U.S.$ equivalents)
Long-Term Debt
Fixed rate debt	—	—	—	—	—	149,569		149,569		143,903
Average interest rate	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%		—		—
Variable rate debt(1)	—	—	—	—	—	335,000	(1)	335,000	(1)	355,100
Average interest rate	10.25%	10.25%	10.25%	10.25%	10.25%	10.25%		—		—
Variable rate debt(2)	—	2,886	80,000	60,000	—	—		142,886		—
Average interest rate	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	—	—
Variable rate debt(3)	29,024	27,539	27,849	29,294	27,749	11,952		153,407		—
Average interestrate	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M	LIBOR+M		—		—
Fixed rate debt(4)	23,746	22,532	22,786	23,968	22,704	9,779		125,515		—
Average interest rate	5%	5%	5%	5%	5%	5%		—		—
Interest Rate Swaps
Variable cap	14,965	27,885	27,696	29,056	44,537	—		143,869		—
Average pay rate	4.4%	4.4%	4.4%	4.4%	4.4%	—		—		—
Average receive rate	LIBOR	LIBOR	LIBOR	LIBOR	LIBOR	—		—		—

Notes:

(1)             While indebtedness in respect of our 10 1/4% Senior Notes due 2012 amounted to U.S.$304.6 million as of March 31, 2006, the U.S.$335.0 million aggregate principal amount of the 10 1/4% Senior Notes due 2012 is payable upon maturity. Interest is payable at a rate that is equal to LIBOR plus 6.44%.

(2)             Interest is payable at a rate that is equal to a margin over LIBOR. The margin varies from 1.300% to 1.700% depending on certain factors and is currently set at 1.400%

(3)             Interest is payable at a rate that is equal to a specified margin over a monthly average of LIBOR for one month (or shorter applicable period). The margin is currently set at 0.600%.

(4)           Represents indebtedness of PR Jotun DA to SMNAS. Interest is payable at a rate of 5%.

Exchange Rate Sensitivity

The Company’s revenues are primarily denominated in U.S. dollars and, to a lesser extent, sterling and Euro. In the first quarter of 2006 and in the first quarter of 2005, approximately £5.4 million (U.S.$9.4 million) and approximately £9.4 million (U.S.$16.3 million), respectively, of our total revenues were denominated in sterling. In the first quarter of 2006 and in the first quarter of 2005, approximately €1.1 million (U.S.$1.3 million) and approximately € 0.7 million (U.S.$0.8 million), respectively, of our total revenues were denominated in Euro. Our expenses are denominated primarily in U.S. dollars and to a lesser degree, Euro, sterling and rand. We are exposed to fluctuations in foreign currency exchange rates, because a portion of our expenses and financial indebtedness is denominated in currencies that are different from our revenues. The Company’s policy is to match, through our FPSO service agreements, the revenues in a particular currency with its operating costs in that currency, thereby minimizing the risk associated with fluctuations in foreign currency exchange rates. The Company also matches its indebtedness denominated in U.S. dollars with its revenues denominated in U.S. dollars. The Company purchases foreign currency exchange contracts from financial institutions to the extent of any residual exposure. The Company manages its outstanding currency exposure on a regular basis and nets these exposures across its operations as a group. Gains and losses related to specific currency transactions are recognized as part of its income from financing activities.

In the years 2005 and 2006 the Company entered into foreign currency exchange contracts in relation to projects to hedge against the risk of fluctuations in foreign currency exchange rates for expenditures in currencies other than the project currency. The Company has designated certain foreign currency exchange contracts as cash flow hedges. For such contracts designated and that qualify as cash flow hedges gains and losses related to project specific currency transactions are recognized as part of our accumulated other comprehensive income/(loss).

The total contract/notional amount and the value of our foreign currency exchange contracts as of March 31, 2006 are as follows:

	Expected Maturity Date As of March 31, 2006
	Total	Fair Value
	(in U.S.$ thousands)
Forward Exchange Agreements
(Receive €/Pay U.S.$)
Aggregate Amount	161,659	1,934
(Receive NOK/Pay U.S.$)
Aggregate Amount	2,887	72
(Receive SGD/Pay U.S.$)
Aggregate Amount	30,873	179
(Receive JPY/Pay U.S.$)
Aggregate Amount	1,408	(37)
(Receive ZAR/Pay U.S.$)
Aggregate Amount	1,372	97
(Receive £/Pay U.S.$)
Aggregate Amount	32,833	(583)
	231,032	1,662

These foreign currency exchange contracts mature on various dates through 2006 and 2007 and are included at fair value in the other receivables for U.S.$2.0 million and in the other liabilities and accrued expenses for U.S.$0.3 million.

The total contract/notional amount and the value of our foreign currency exchange contracts as of March 31, 2006 accounted for as cash flow hedges under FAS 133 are as follows:

	Expected Maturity Date As of March 31, 2006
	Total	Fair Value
	(in U.S.$ thousands)
Forward Exchange Agreements
(Receive €/Pay U.S.$)
Aggregate Amount	123,111	1,666
(Receive NOK/Pay U.S.$)
Aggregate Amount	2,659	71
(Receive SGD/Pay U.S.$)
Aggregate Amount	30,873	179
(Receive JPY/Pay U.S.$)
Aggregate Amount	1,408	(37)
(Receive £/Pay U.S.$)
Aggregate Amount	8,087	(117)
	166,138	1,762

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURELIA ENERGY N.V.
By:	/s/ GREGORY E. ELIAS
Meespierson Intertrust (Curaçao) N.V., Represented by Gregory E. Elias Managing Director
By:	/s/ ANA M.P. VROLIJK
Meespierson Intertrust (Curaçao) N.V., Represented by Ana M.P. Vrolijk Attorney-in-Fact B

Date: May 19, 2006